Filed by AECOM Technology Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  URS Corporation

Commission File No.: 1-7567

Date: July 14, 2014

July 14, 2014

URS Corporation to Join AECOM

To: All AECOM employees

We shared some fantastic news yesterday — AECOM has signed a definitive agreement to be joined by URS Corporation.

This is a transformational milestone in achieving our vision of becoming the world’s premier, fully integrated infrastructure firm.  This combination of two industry leaders, both with world-class capabilities and people, will give us an unsurpassed capacity to deliver the integrated capabilities that our clients are increasingly demanding, as well as expanded opportunities for our people around the globe.

But, stepping back for a moment, I wanted to provide some additional context about this transaction.  Simply, this is the logical and appropriate next step for AECOM.

When I joined AECOM nearly nine years ago, I did so knowing the tremendous potential of our business — to do great things and to make the world a better place.

AECOM was much smaller then — approximately US$2.3 billion in revenue with about a third of the number of employees that we currently have — but our people had an energy, a sense of purpose and ambitions much larger than the footprint of our firm.

Over the past decade, we have grown steadily and built an organization that began to realize its full potential.  Along the way, we have welcomed more than 40 new companies into the AECOM family, expanding our services portfolio, extending our geographic reach, and cementing our technical and professional excellence across all the markets that we serve.

We have undertaken many other actions that have advanced our technical and professional capabilities, and improved our ability to meet our clients’ needs.  As a result, what was true about AECOM nine years ago is even more evident today — we have unlimited potential to make the world a better place.

I am enthusiastic about the unparalleled possibilities of where we can go together as one, united company.  Our combined 95,000 people in more than 150 countries around the world create an extraordinary talent pool and experience base that few others, in any industry, can match.

Throughout this very exciting time, I’ve been able to hear significant positive feedback from our employees and clients, who are equally enthusiastic about our opportunities as a combined company.

The acquisition is subject to the approval of our respective shareholders and customary regulatory approvals.  We expect to receive these approvals and close the transaction in October.

As we work toward closing this transaction, I have asked Kevin Lynch, Executive Vice President and Chief Strategy Officer, to provide leadership for our eventual integration.  Mindful that, until we close the agreement, we are still competitors of URS, you will hear more about how we will manage the integration, the expectations of our teams, and the rules of engagement for this interim period, under separate message from Kevin.

Please join me and our colleagues in supporting our integration efforts and familiarize yourself with the related rules of engagement surrounding the transaction on myAECOM.  There you will also find more information on the transaction, including key messages, a presentation with key facts and frequently asked questions (FAQs).

This acquisition is transformational for AECOM — and for all of us — and one that I look forward to working with you to achieve its tremendous opportunities.

As always, I welcome your thoughts, questions and feedback.  You can reach me directly at AskMike@aecom.com.

Best,

Mike Burke

President and CEO

Click here to follow Mike on Chatter.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, AECOM intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of AECOM and URS that also constitutes a prospectus of AECOM. Investors and security holders are urged to read the joint proxy statement/prospectus and other relevant documents filed with the SEC, when they become available, because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of these documents, when they become available, and other documents filed with the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by AECOM by contacting AECOM Investor Relations at 1-213-593-8000. Investors and security holders may obtain free copies of the documents filed with the SEC by URS by contacting URS Investor Relations at 877-877-8970. Additionally, information about the transaction is available online on this website.

AECOM and URS and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about AECOM’s directors and executive officers is available in AECOM’s proxy statement for its 2014 Annual Meeting of Stockholders filed with the SEC on January 24, 2014. Information about directors and executive officers of URS is available in the proxy statement for the2014 Annual Meeting of Stockholders of URS filed with the SEC on April 17, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from AECOM or URS using the sources indicated above.

This document and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.